Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

January 22, 2013

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Jennifer Thompson
         Accounting Branch Chief

Re: Hotel Outsource Management International Inc.
       Form 10-K for the year ended in December 31, 2011
       Filed March 30, 2012
       Form 8-K filed June 29, 2012
       Form 10-Q for the quarter ended September 30, 2012
       Filed November 16, 2012
       File No. 000-50306

Dear Ms. Thompson:

We are in receipt of your letter dated December 27, 2012, and would like to respond as follows:

Form 10-K for the year ended December 31, 2011

Item 1A: Risk Factors, page 8

1.
The report of our independent registered public accounting firm states that we have “suffered recurring losses from operations.” In future filings we will add a risk factor in an appropriately prominent location discussing our recurring losses and the risk that we may not be able to continue as a going concern.

2.	In future filings we will add a risk factor to our disclosure discussing the risks we are exposed to from competitors.
3.
In the sixth paragraph on page 15 we disclose that our increase of $114,000 of “financial expenses” from December 31, 2010 to December 31, 2011 was due primarily to currency rate changes. In future filings we will add a risk factor discussing the risks we are exposed to from currency rate changes.

United States Securities and Exchange Commission
January 22, 2013
Page Two

Item 8: Financial Statements and Supplementary Data, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

4.
Our auditor states that the continuation of the company as a going concern is dependent upon implementation of management’s plan as well as raising additional funds from shareholders as stated in Note 1C. We have obtained and filed an updated audit report that expresses “substantial doubt” as to our ability to continue as a going concern.

5.	The revised audit report includes the day, month and year.

Note 6: Loans from Related Parties, page F-18

6.
 You have noted our disclosure on page F-19 that in respect of the change in terms of the loans, lenders benefit was created at $300,000 and expressed in the Company’s other comprehensive income. The following is an accounting and explanation for this transaction.

Codification 470-50: Modifications and Extinguishments

a.
Section 40-15:  "If a convertible debt instrument is modified or exchanged in a transaction that is not accounted for as an extinguishment, [EITF 06-06, paragraph 7] an increase in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) shall reduce the carrying amount of the debt instrument (increasing a debt discount or reducing a debt premium) with a corresponding increase in additional paid-in capital. {EITF 06-06, paragraph 7]

However, a decrease in the fair value of an embedded conversion option resulting from a modification or an exchange shall not be recognized. {EITF 06-06, paragraph 7]"

In Section 40-15, the Standard determines the fair value prior to change and subsequent to change is to be taken into account and the difference is the attributed benefit.
We acted in accordance with the guidelines of this Section.

United States Securities and Exchange Commission
January 22, 2013
Page Three

b.         Methodology of computation

Share data by original conversion option:             3,333,333
Share data by updated conversion option:          13,333,333
Benefit in shares:                                             10,000,000

10,000,000 x $0.3 = $300,000 Benefit Value

(0.3$ Share Value during period)

Since the operation occurred during December, 2011, the effects of interest will be shown by allocation over the remaining loan period.

Item 9A: Controls and Procedures, page 45

Management’s Report on Internal Control Over Financial Reporting, page 45

7.	We have revised disclosure to state that internal control over financial reporting is effective.

Signatures, page 54

8.	We have revised the signature to remove Jacob Faigenbaum’s name.

Form 8-K filed June 29, 2012

9.	We will amend this report to place the disclosure regarding Tomwood Limited’s loan conversion under Item 5.01, Changes in Control of Registrant.

Form 10-Q for the Quarter ended September 30, 2012

Item 1: Financial Statements (Unaudited), page F-1

Consolidated Statements of Operations, page F-4

10.
You have noted that we have not provided either a single continuous financial statement of operations and comprehensive income or two separate but consecutive financial statements. We are attaching hereto a statement of comprehensive income.

United States Securities and Exchange Commission
January 22, 2013
Page Four

Note 5: Significant Events During the Period, page F-11

11.
You have noted our disclosure that $2,000,000 of debt was converted into common shares, and that we state that the value of the costed benefit component of this transaction in the amount of approximately $1,296,000 was charged to capital and offset against financing expenses. The following is an accounting and explanation for this transaction:

FASB codification 470-20:  Debt with Conversion and Other Options

Section 40-16: "If a convertible debt instrument is converted to equity securities of the debtor pursuant to an inducement offer (see paragraph 470-20-40-13), the debtor shall recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. The fair value of the securities or other consideration shall be measured as of the date the inducement offer is accepted by the convertible debt holder. That date normally will be the date the debt holder converts the convertible debt into equity securities or enters into a binding agreement to do so. Until the debt holder accepts the offer, no exchange has been made between the debtor and the debt holder. Example 1 (see paragraph 470-20-55-1) illustrates the application of this guidance."

Section 40-16: details the necessity for recording an expense upon conversion at a price that is lower than the option.
We acted in accordance with the guidelines of the abovementioned section.

a.	Methodology of computation

Amount of the loan:                                                      $2,000,000

Original conversion terms:
Conversion price per share                                                     $0.6
Number of shares                                                         33,333,333

United States Securities and Exchange Commission
January 22, 2013
Page Five

Actual conversion:
Conversion price per share                                                  $0.181

Number of shares                                                       110,497,238

(110,497,238 – 33,333,333) x (*) $0.168 = 1,296,354

(*)  In accordance with an actual valuation performed by external independent assessors.

We acknowledge that:

a.	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
b.	Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing;
c.	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Hotel Outsource Management International, Inc.

By: /s/Daniel Cohen______________
      Daniel Cohen, President